Resolution

We, the undersigned, as Directors and / or Officers of China Broadband Corp. (the “Corporation”) hereby pledge not to sell, assign, or in any encumber the shares held by the undersigned in the Corporation as of December 1, 2003, for a period of thirty-six months, ending December 1, 2006.

Hereto accepted and agreed,

/s/ Matthew Heysel
Matthew Heysel	Daming Yang
Kai Yang /s/ Rich Lam	Wei Yang /s/ Louis Wang
Rich Lam	Louis Wang
Tom Milne